EXHIBIT 23.1

                  Consent of Independent Auditors

The Board of Directors
New Century Financial Corporation


We consent to incorporation by reference in the registration statement on Form S-8 of New Century Financial Corporation of our report dated February 2, 2000, except as to notes 8 and 22 in the consolidated financial statements, which are as of March 28, 2000, with respect to the consolidated balance sheets of New Century Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999, annual report on Form 10-K/A of New Century Financial Corporation.

                                   /s/ KPMG LLP

Orange County, California
February 28, 2001